FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of January 2014

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of immediate report filed by the Registrant with the Israeli Securities Authority on January 26, 2014

Tel Aviv, 26 January 2014 - Elron Electronic Industries Ltd ("Elron") (TASE: ELRN) hereby announces in connection with the agreement for the acquisition of all the shares of Given Imaging Ltd ("Given") by an entity of the Covidien group about which Elron reported on December 7 and 8 , 2013 (the "Transaction") as follows:

Given announced that the special meeting of its shareholders approved the Transaction. In the said announcement of Given, it is noted that all the approvals according to the anti-trust laws required to complete the Transaction were obtained and that at this stage, it is expected that the Transaction will be completed by the end of February 2014.

It is noted that Given is held 28.6% by Elron (including 8.1% by RDC Rafael Development Corporation Ltd which is 50.1% held by Elron) and 14.3% held by Discount Investment Corporation Ltd. which holds 50.3% of Elron

There is no assurance as to the completion of the Transaction or the timing of the completion of the Transaction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  January 27, 2014